

Mail Stop 4628

July 19, 2016

A. Wade Pursell
Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, CO 80203

> **Re:** **SM Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 8-K filed February 24, 2016**
> **File No. 1-31539**

Dear Mr. Pursell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Reserves, page 8

Proved Undeveloped Reserves, page 10

1.   We note that drilled but uncompleted wells represented approximately 26% of total proved undeveloped reserves at December 31, 2015. Please revise to provide additional detail regarding the planned timing and the expected capital expenditures necessary to complete these wells. In addition, if any of these wells are located on acreage scheduled to expire during the next three fiscal years, describe your plans to retain this acreage if the wells will not be completed prior to lease expiration.

Major Customers, page 16

2.   We note that one individual customer accounted for 21% and 19% of your 2015 and 2014
        net revenues, respectively. It appears that this customer is also your joint venture partner
        and you indicate that you share the risk of non-performance by this customer's
        counterparty purchasers. Please revise to disclose the name and the relationship, if any,
        with such customer, or tell us how you concluded you are not required to do so. Refer to
        Item 101(c)(1)(vii) of Regulation S-K. We further note your disclosure on page 96
        discussing your dependence on your key customer. In addition, please tell us what
        consideration you gave to filing any agreements with this customer as a material contract
        pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
58

Critical Accounting Policies and Estimates, page 81

Oil and Gas Reserve Quantities, page 81

3.   Disclosure showing the estimated change to your total reported reserve volumes from a
        10% decrease in SEC pricing is shown on page 82 of your filing. Revise your disclosure
        to clarify, if true, that this hypothetical change in the commodity prices used to estimate
        your proved reserves is based on your expectations for future commodity prices.
        Otherwise, revise to provide disclosure addressing the impact of known material trends in
        commodity prices and quantifying the reasonably likely impact these prices will have on
        your reserve quantities. Refer to Item 303 of Regulation S-K and Section III.B.3. of SEC
        Release 33-8350.

Impairment of Oil and Gas Properties, page 82

4.   You recorded impairment charges of $547.3 million to your proved and unproved
        properties in 2015. In addition, you state the following in your Form 10-K: "If
        commodity prices remain at levels near those as of January 31, 2016, we would expect to
        incur impairments in the first quarter of 2016 of up to approximately $250 million."
        Revise to provide a more robust discussion of your critical accounting policies and
        estimates that focuses on the assumptions and uncertainties that underlie the process
        through which you evaluate your properties for impairment. Your revised disclosure
        should qualitatively and quantitatively analyze the sensitivity of reported results to
        changes in your assumptions, judgments, and estimates, including the likelihood of
        obtaining materially different results if different assumptions are applied. Refer to
        section V of SEC Release No. 33-8350.

Supplemental Oil & Gas Information, page 137

Standardized Measure of Discounted Future Net Cash Flows, page 139

5. Future development costs used to calculate the standardized measure of discounted future net cash flows totaled $2.0 billion as of December 31, 2015 compared to $3.3 billion as of December 31, 2014. Provide us with an explanation for this change considering both recent changes in proved undeveloped reserves and development costs actually incurred during 2015.

6. Please revise to provide disclosure explaining why future income taxes used to calculate the standardized measure of discounted future net cash flows as of December 31, 2015 are $0. Refer to FASB ASC 932-235-50-31 and 36. Also, tell us why PV-10, which is reconciled to the standardized measure of discounted future net cash flows on page 10 of your Form 10-K, is not equal to the standardized measure of discounted future net cash flows as of December 31, 2015 considering that future income taxes are $0.

Form 8-K filed February 24, 2016

7. We note your presentation of "production replacement," a metric defined as reserve additions and performance revisions divided by 2015 total production. Address the following regarding the presentation of this metric:

- Tell us why you believe this metric is useful to investors and the reasons you began disclosing it;

- Describe how showing "production replacement" for 2015 of 324% is a relevant data point considering that your proved reserves decreased by 10%, primarily due to 149 MMBoe net negative revisions of previous estimates; and

- Explain why this metric does not reflect management's decision to defer the development of certain proved undeveloped reserves in favor of reserve additions from "recent pilots and testing programs."

In addition, we note your statement that this metric exceeded 250% in each of the last six years. Provide us with the calculations supporting this statement together with a reconciliation of beginning and ending proved reserves for each of the six years.

8. We note that you are subject to a financial covenant under your credit facility based on the non-GAAP measure "Adjusted EBITDAX." Revise your disclosure to address the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Refer to Question 102.09 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

9.   You describe "Adjusted net income (loss)" as a non-GAAP measure that provides useful information to investors for analysis of your fundamental business on a recurring basis. However, numerous adjustments to this non-GAAP measure relate to expenses that occur in multiple periods (e.g., impairment of proved properties, abandonment and impairment of unproved properties, etc). Tell us how these types of adjustments are consistent with your definition of "Adjusted net income (loss)."

10.   You have presented the non-GAAP measure "Adjusted net earnings (loss) per diluted common share" without direct reconciliation to the most directly comparable per share amount calculated in accordance with GAAP. Revise to include a reconciliation of the non-GAAP per share amounts presented in your Form 8-K. Refer to Item 10(e)(i)(B) of Regulation S-K and, for further guidance, Question 102.05 of the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

11.   You disclose non-GAAP measures in your earnings release headlines without also presenting the comparable GAAP measures and show non-GAAP measures that precede the most directly comparable GAAP measures in your earnings release. In addition, adjustments to arrive at non-GAAP measures are presented "net of tax." Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources